Fortuna Reports Cash Flow of US$15.72 Million and Net Income of US$3.85 Million in the Second Quarter of 2012

Vancouver, August 8, 2012-- Fortuna Silver Mines, Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) is pleased to announce that it has filed its financial statements and MD&A for the three and six months ended June 30, 2012. The full documents are available on SEDAR and have also been posted on the company's website at http://www.fortunasilver.com/s/financial_reports.asp.

Second Quarter 2012 Highlights:

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Cash generated by operating activities before changes in working capital of US$15.72 million, up 76% over the prior year period (Q2 2011: US$8.91 million)

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Net income of US$3.85 million, down 38% over the prior year period (Q2 2012: US$6.20 million) after a one-time write-off of US$3.86 million for the Mario project

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Adjusted net income of US$6.89 million, up 37% over the prior year period (Q2 2011:US$5.02 million)

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Revenue of US$38.69 million, up 58% over the prior year period (Q2 2011: US$24.53 million)

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Mine operating income of US$17.08 million, up 15% over the prior year period (Q2 2011: US$14.85 million)

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Cash position (including short term investments) and working capital at June 30, 2012 were US$60.65 million and US$84.91 million respectively

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Silver and gold production of 996,194 ounces and 5,845 ounces respectively

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Cash cost per silver ounce, net of by-product credits, was US$3.75

Jorge Ganoza, Fortuna President and CEO, commented, “Our strong financial performance for the quarter is backed by solid operating and production results from our mines.  At San Jose we are advancing our expansion to 1500 tonnes per day, scheduled for commissioning in mid 2013, which will further improve operating margins.  At Caylloma, costs to mid-year are generally in line with budget.  We are assessing various initiatives-including rebalancing production mix from narrow veins to mitigate new cost-inflationary pressures.”

Financial Results

The company generated adjusted net income (a non-GAAP financial measure) of US$6.89 million in Q2 2012, up 37% over the prior year period (Q2 2011: $5.02 million) after adjusting for mark-to-market on derivatives of US$0.41 million (Q2 2011: negative $1.18 million) and write-off of deferred exploration costs of US$2.62 million (Q2 2011: $nil).  The basic earnings per share for the second quarter ended June 30, 2012 was $0.06 (Q2 2011: $0.04), up 50% over the prior year period.

During the second quarter ended June 30, 2012, the company generated net income of US$3.85 million, down 38% over the prior year period (Q2 2011: US$6.20 million) after a one-time write-off of US$3.86 million (Q2 2011:US$nil) related to the Mario project.  The net income results were also negatively impacted by a higher effective tax rate of 54% (Q2 2011: 42%) related to a higher deferred tax expense in our Mexican subsidiary.  In addition, in the prior year there was a gain on commodity contracts of US$1.44 million (Q2 2012: $nil).  Mine operating income increased 15% to US$17.08 million (Q2 2011: US$14.85 million) driven by the San Jose mine operation

Consolidated mine operating margin was 44% (Q2 2011: 62%) with San Jose reporting a strong 52%.  Mine operating margin at the Caylloma mine was 35% down from 61% in the 2011 second quarter, because of  higher unit production cash costs (35% increase), high value inventory build-up, and lower metal prices.

Fortuna’s selling, general and administrative expenses decreased 14% quarter over quarter as a result of a US$0.06 million credit on share-based payments compared to a US$1.93 million expense in the 2011 second quarter.  The credit is related to the mark-to-market of restricted and deferred share units in the face of the reduction in share price during the quarter.  Shared-based payments related to vesting of granted instruments, outside of the mark-to-market effect, amounted to US$0.69 million during the quarter.

Cash generated by operating activities for the second quarter ended June 30, 2012, before changes in working capital totaled US$15.72 million up 76% over US$8.91 million in the prior year period.  The corresponding operating cash flow per share was US$0.13 (Q2 2011: US$0.07), an increase of 86%.

Summary of Financial Results:

Expressed in US$000’s	Three months ended June 30, 2012	Three months ended June 30, 2011
Sales	38,689	24,258
Operating income	8,397	10,667
Net income	3,854	6,199
Adjusted net income	6,887	5,018
Cash generated by operating activities before changes in working capital	15,715	8,910
Cash cost per Ag oz net of by-product credits (US$/oz)	3.75	(4.37)

Operating Results

Silver production in Q2 2012 was 110% higher than Q2 2011 as a result of higher silver output from the Caylloma mine (7% increase) and the contribution from the San Jose mine of 486,297 ounces.  The company’s gold production in Q2 2012 was 816% higher than Q2 2011 as a result of the contribution from San Jose mine of 5,065 ounces.

Fortuna is on track to exceed its guidance for the year of 3.7 million ounces of silver and 17,400 ounces of gold or 4.6 million ounces of silver equivalent plus significant base metal by-product.

Consolidated cash cost per ounce of payable silver, for the second quarter, net of by-product credits, was US$3.75 compared to negative US$4.37 for the same period in 2011.  The increase over last year is mainly explained by the increase in the cash cost per ounce at the Caylloma mine which experienced a rise from negative US$4.37 in Q2 2011 to US$8.62 in the current period.  The Caylloma mine cash cost per ounce of payable silver increase is explained by a decrease in by-product credits of US$7.10 per ounce, a 35% increase in unit cash cost per tonne of processed ore to US$85.55 (Q2 2011: US$63.49), and higher refining charges of US$1.19 per ounce.

San Jose Mine, Mexico

For the second quarter, average head grades for silver and gold were 187 g/t and 1.96 g/t or 8% and 44% above plan, respectively.  Silver and gold production for the second quarter was 9% and 42% above budget, respectively.  These results are explained by the contribution of stopes A and B to production ahead of schedule, sourcing approximately 50% of mill throughput in the period.  Silver and gold production was 3.7% and 12.6% above the first quarter of this year respectively.

On level 1300, preparation for production of blocks C and D continues ahead of schedule and the development of the main access ramp carries on towards level 1250.  The company expects the mine to source fresh ore at a rate of 1,500 tonnes per day by the second quarter of 2013.

Silver and gold recoveries are at 100% and 97% of design parameter at the processing plant.

Cash cost per payable ounce of silver, for the second quarter ended June 30, 2012, was negative US$1.36 net of by-product credits. Cash cost per tonne of processed ore for the period was US$66.50.  The company estimates a stable average cash cost per tonne of processed ore in the range of US$70 per tonne for 2012.

Caylloma Mine, Peru

During the second quarter of 2012 silver production at the Caylloma mine increased 7% compared to the same quarter in the previous year as a result of improved head grades in level 6 of the Animas vein.  Average head grades for silver and gold were 181 g/t and 0.42 g/t respectively.  The drop in silver recovery to 75.60% for the period was a result of commercial scale testing on mixed sulfide-oxide ore from the sixth level of the Animas vein.  The objective of the metallurgical tests is to increase silver recovery to the budgeted 81.50% based on the current sulphide and oxide ore contribution.  The company has engaged external consultants and metallurgical testing is expected to continue through the third quarter.

The company continues advancing through the construction permitting process for the new tailings facility.  The pace at which the Mines and Energy Ministry is evaluating the file suggests the construction permit will be granted in the third quarter.  A staged expansion of the current tailings facility for additional storage capacity until year-end is being implemented.

The polymetallic Animas vein contributed 89% of mined ore, out of which level 6 contributed 31%. The Bateas vein contributed 6% of mined ore and approximately 16% of silver produced.  The balance of mined ore was contributed by the Soledad vein.

Lead and zinc metal production decreased 23% and 14% respectively with respect to the same quarter in the previous year as a result of lower head grades.  The decrease in head grades is related to the progression of the mining sequence which is consistent with a trend towards the average of the reserve.

The Caylloma mine’s year-to-date cost performance is on average in line with budget.  Cash cost per payable ounce of silver, for the second quarter ended June 30, 2012, was US$8.62, net of by-product credits, compared to negative US$4.37 in Q2 2011.  The increment over last year is explained by a decrease in by-product credits of US$7.10 per ounce, a 35% increase in unit cash cost per tonne of processed ore to US$85.55 (Q2 2011: US$63.49) and higher refining charges of US$1.19 per ounce.  The decrease in by-product credits was primarily due to lower lead and zinc market prices of 23% and15%, respectively, and lower production of 23% and14%, respectively.  The unit cost increments reflect cost increases in qualified labor and industry related services that have been mounting in the Peruvian underground mining industry since late 2010 with an emphasis at the end of 2011.  The increase in refining charges reflects deteriorated commercial terms for lead-silver concentrate sold to Chinese smelters.

The company is seeing renewed cost pressures in certain cost items:  surface ore and concentrate haulage tariffs, diesel-generated power to cover constraints in the power line and increased geotechnical back support as the upper levels of the Animas vein and Bateas vein are closer to surface with corresponding poor rock mass.  Cost increments at the narrow labor intensive and distant Bateas and Soledad veins are the most significant.  Management continues focusing on cost containment strategies including the reassessment of the production mix at the Caylloma mine.

Qualified Person

Edgard Vilela, Corporate Manager of Technical Services, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101 and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Conference Call to Review 2012 Second Quarter Financial and Operations Results

A conference call to discuss the financial and operations results will be held tomorrow at 9:00 a.m. Pacific | 11:00 a.m. Lima | 12:00 p.m. Eastern.  Hosting the call will be Jorge Ganoza, President and CEO and Luis Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: http://www.investorcalendar.com/IC/CEPage.asp?ID=169435 or over the phone by dialing just prior to the starting time.

Conference call details:

Date:  Thursday, August 9th, 2012

Time: 9:00 a.m. Pacific | 11:00 a.m. Lima | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853

Replay number (International): +1.201.612.7415

Replay Passcodes (both are required for playback):

Account #: 286

Conference ID #:  398525

Playback of the webcast will be available until November 9th, 2012.  Playback of the conference call will be available until 11:59 p.m. EST on August 23rd, 2012.  In addition, the call will be archived in the company’s website.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Management Head Office: Carlos Baca- Telephone (Lima): +51.1.616.6060, ext. 0

Corporate Office:  Holly Hendershot- Telephone (Toronto): +1.647.725.0813 / Telephone (Vancouver): +1.604.484.4085

Media contact for North America:

Breakstone Group

Christina Pagano

Telephone: +1.212.213.2851

Mobile:  +1.646.382.3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.